Exhibit 1

Aladdin Knowledge Systems
 PRESS RELEASE

Press Contact: Matthew Zintel Zintel Public Relations matthew@zintelpr.com 310.574.8888	Investor Relations Contact: Mark Jones Global Consulting Group mjones@hfgcg.com 646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Licenses USB Token Patents to RSA Security

TEL AVIV, ISRAEL, January 31, 2005 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN),  a global provider of Software Digital Rights Management (DRM) and Enterprise Security solutions, today announced that it has licensed patents US 6,763,399 and US 6,748,541 to RSA Security Inc. (NASDAQ: RSAS). This relationship extends Aladdin’s reach into the market by enabling the company’s USB-based token technology to be integrated into solutions from RSA Security, a world leader in two-factor authentication technology.

Granted by the US Patent and Trademark Office in late 2004, these patents apply to portable devices, such as USB Tokens, featuring an on-board smartcard chip and storage for unique personal information (credentials) for authenticating to a network or application.

“RSA Security has a tradition of offering flexibility and choice, and we’re committed to delivering the most robust security solutions to our more than 17,000 enterprise customers worldwide,” said Art Coviello, CEO of RSA Security. “We look forward to working with Aladdin on this and potentially other projects in the future.”

“As a market leader in strong authentication technology, RSA Security has the reputation, customer base and vision to effectively extend Aladdin’s position as a leading provider of USB-based token technology and intellectual property,” said Yanki Margalit, CEO of Aladdin Knowledge Systems. “Aladdin views these patents as strategic assets in its intellectual property portfolio. We are pleased to have partnered with RSA Security and look forward to building a mutually beneficial relationship over the long term.”

About Aladdin Knowledge Systems Ltd.

Aladdin is a global provider of software digital rights management (DRM) and enterprise security. Aladdin products include: the HASP® family of hardware and software-based products that flexibly protect, license and distribute software and intellectual property;  the USB-based eToken™ device for strong user authentication and e-commerce security; and the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content. Visit the Aladdin Web site at http://www.Aladdin.com.

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